ANNUAL REPORT

JAUVTIS ENGINEERING DBA MONDAY MOTORBIKES

100 N Hill Dr #23, Brisbane, CA 94005

(415) 805-2453

mondaymotorbikes.com



In this report, the term "we," "us," "our" or "the Company" refers to Jauvtis Engineering dba Monday Motorbikes

The Company, having offered and sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2016. A copy of this report may be found on the company's website at www.mondaymotorbikes.com/AnnualReport

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

Jauvtis Engineering is a C Corporation incorporated in the State of Delaware. We were first organized as Dr Nathan Jauvtis Engineering dba Bolt Motorbikes, a California Limited Liability Company on February 14, 2013 and converted to Jauvtis Engineering on September 15, 2016.

At Monday Motorbikes, we introduce aspiring riders to the thrill of two-wheels on the world's most stylish electric motorbike designed for urban transport.

Our operations are currently based out of Brisbane, CA..

Principal Products

Our first product, the M1, is simple and easy to ride while providing the power, style, and attitude of a motorcycle.

The M1 has the following key benefits:
- Patented drivetrain
- Crossover drive: independent pedal and motor drive
- No gears to shift
- No clutch to grab
- Twist and go: Ultra-low maintenance lets you spend more time riding and less time maintaining

Lithium-Ion battery system
- Quick release batteries
- 40-mile average range
- Latest Lithium-Ion chemistry
- BMS integration
- 2.2 kWh stored in system
- 48V
- Rated for 5000 cycles

Brushless DC motor
- Watch a video on how a brushless DC motor works
- Rated for 400,000 miles
- 1 moving part

Regenerative braking
- Every time you slow down, you put energy back into the batteries so you can ride farther

Intuitive dash
- Efficiency display provides real time feedback on power consumption
- Keyless entry with user-programmable password – never fumble or lose your keys again
- USB port to charge any device
- Switch between Sport and Economy Modes with the push of a button

Low Maintenance
- No oil to change, ever
- No spark plugs

- Unlike your car, your brake pads can last for life thanks to regenerative braking.
- Check your tires and tighten your chain every now and then

GPS, Bluetooth, and Cloud Connectivity
- GPS tracking
- Mobile app
- Provides an enhanced dash experience and remote wireless unlock
- Cloud-connected
- Track ride metrics

The M1 currently sells for $5,995.

Market

The global motorcycle market is $77.1 Billion (EBSCO 2014), with projected annual growth of 3.7% after 2016 (BMI 2015). Globally, about 21% of motorcycles fall into the moped category at 50cc's or less (Monday's M1 is 110cc-equivalent), leading to about a $16 Billion global moped market. With 30% of our demo-signups being people who have never ridden before, we believe we are growing the category by 30%, to $21.1 Billion. This is a low-end estimate of the global market because it actually represents smaller motorbikes than our rating. Our entry markets are the US at $390 Million and Europe at $4.4 Billion (EBSCO 2014), which show the strongest growth in the electric scooter categories, at 70% in the US and 120% per year in Europe (Mintel 2012).

Monday Motorbikes has three main customer segments. First, individual customer who are mid-twenty to mid-forties. They either never rode a motorcycle and want to start small or they are motorcycle riders that a smaller bike for an urban setting. We have sold 117 bikes direct to consumer. Second, Monday Motorbikes targets business that want to switch their fleet to be more environmentally friendly, and businesses that want to improve their employee's ability to get around the city faster. Finally, we sell to dealers. We currently have one dealer in Hawaii with 10 bikes.

Business Model

The Company competes with established scooter manufacturers such as Vespa, Sym, Honda, Yamaha, Kawasaki and Suzuki. We also compete with new entrants into the electric two-wheeler space including GenZe and Gogoro.
Currently, we sell product in the US, and plan to expand first to European markets and then beyond. Our motorbike is cloud connected; in the future, we plan to offer Software as a Service subscriptions to generate additional revenue. We plan to sell our motorbike direct to consumer, through a dealer network, and to businesses. We have patents for our drivetrain, our battery and quick release mechanism, and our motorbike style.

Marketing/Business Development

Our target customer is urban-dwelling male millennials who want to ride motorcycles but find full-sized motorcycles intimidating. Millennials tend to be multi-modal, and our target customer will integrate the M1 into their routines for short trips around town. While there are important utilitarian benefits to our product, our marketing focuses more on the style of the motorbike and the experience of riding.

Tactically, we market through social media, email campaigns, word-to-mouth, and online advertisements

Competition

In the current marketplace, our competitors include: Vespa, Sym, Honda, Yamaha, Kawasaki and Suzuki, Zero Motorcycles, GenZe, and Gogoro.

We believe our product is distinct from that of our direct competitors. We combine the benefits of electric bikes and motorcycles, giving customers the power and feel of a motorcycle with the ease-of-entry and other benefits of an electric bike.

Monday Motorbikes creates the world's most stylish electric motorbike. For aspiring riders who are intimidated by full motorcycles, the style of our bike and high-torque electric drivetrain gives riders a thrilling experience on a motorbike that looks cool.

Today, our electric moped falls under electric bicycle regulations, eliminating the need for a driver's license, insurance, and registration. Because of this, we can get new riders on our bikes more easily than companies selling traditional small motorcycles. The M1 has a motorcycle riding feel, is more robust and technologically advanced than most two-wheelers on the market, which makes the price reasonable compared to Monday's competitors.

Employees

We have 8 full time employees and 3 hourly employees.

Intellectual Property

While we do not claim to rely on our intellectual property, we have sought out patent and trademark protection for the unique features of the the M1.

Patent Name	Application Filed	Application Number
Electronic Bicycle	Jun 22, 2015	9,434,445
Power assisted vehicle	Mar 4, 2013	9,085,342

Legal Proceedings

The Company is not currently involved in any legal proceedings.

PEOPLE BEHIND THE COMPANY

Our directors are Josh Rasmussen and Nathan Jauvtis and our Electronic Design Engineer is Zachary Levenberg.

Name: Josh Rasmussen

Dates of Board Service: 9/15/2016 to present

Principal Occupation: Co-Founder & Chief Executive Officer (full-time)

Employer: Jauvtis Engineering DBA "Monday Motorbikes"

Other jobs held in the last 3 years: January, 2012 - November 2015: Zipkick, Co-Founder & COO, Director of Sales / April 2012 - January 2015: RenewData Corporation (Acquired by LDiscovery Companies)

Name: Nathan Jauvtis

Dates of Board Service: 2/14/13 to present

Principal Occupation: Chief Technical Officer (full-time)

Employer: Jauvtis Engineering DBA "Monday Motorbikes"

Other jobs held in the last 3 years: Feb 2012-July 2014: Freelance Consultant

Name: Zachary Levenberg

Service: 6/2016 to present

Principal Occupation: Electronic Design Engineer (full-time)

Employer: Tesla

Other jobs held in the last 3 years:

      June 2013-August 2016: Engineer

      June 2015-October 2015: Robotics Engineer

Josh Rasmussen, CEO

Co-founder Josh Rasmussen moved to San Francisco in 2008 and has been riding motorcycles ever since. His passion for technology and hardware combines with experience in managing sales teams for legal technology firms and auto dealer leaders, Dodge and Chevrolet. Josh has strategically deployed teams to scale sales operations across major territories in the US. His expertise completes the foundation of Monday Motorbikes' core team, bringing together business development, production, and innovation.

Dr. Nathan Jauvtis, CTO

Founder Nathan Jauvtis has a PhD in Mechanical Engineering from Cornell University and has always had a passion for reducing our environmental impact, including founding non-profit A-Day-Without-Driving, a grassroots movement dedicated to educating the world about how we can decrease our carbon footprint. His passion for the environment has been one of the driving forces to create Monday Motorbikes. As part of the core team at Zero Motorcycles, his contributions led to the production scale of their flagship X-model.

Zachary Levenberg, Director

Zach is a robotics engineer from San Francisco. He has a strong mechanical aptitude and a passion for motorcycles and everything with at least one wheel. He was one of the first engineers at Lit Motors, developing a working prototype cargo scooter. His extensive moped experience stems from his world-record-breaking ride from San Francisco to Tierra del Fuego (the southernmost tip of South America) on his 1978 Puch Maxi moped at age 18. After receiving his AS in Engineering and four months working at Crave Innovations, Zach has returned to his love of bikes as a Board Member of Monday Motorbikes.

Sarah Rizk, Advisor
Sarah Rizk has an MBA and an MS from Stanford University and has spent her career in climate change, clean energy, and entrepreneurship. Sarah has founded early stage startups, consulted on business strategy and organizational growth, and published papers on climate change and innovation. Previously, Sarah worked at the US Environmental Protection Agency focusing on climate change and energy.

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company;

- **We have a limited operating history.** We have a limited operating history, with few products delivered to date. If you are investing in this company, it's because you think this is a good idea, that Monday Motorbikes can execute it better than the competition, that the company can price it right and sell it to enough people that the company will succeed. We are an operational company, but in terms of long term success, it's impossible to know what will happen.
- **The company is going to need more money.** The company might not sell enough Non-Voting Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's a better option than the competition and Monday Motorbikes has priced the services at a level that allows the company to make a profit and still attract business.
- **Terms of subsequent rounds of capital-raising could impact your investment.** The company will need to raise further capital to succeed, and the terms of subsequent rounds could impact your investment. Future rounds will also affect ownership structure and could dilute your

percentage share of the company.

- **You are also taking a risk on the vehicle industry overall.** By investing in the company, you are also investing in the vehicle industry overall. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the company, and you are taking on that risk. With a global supply chain, events across the world can affect supply chain reliability.
- **You are trusting in management discretion.** You are buying non-voting common shares, and therefore must trust the management of the company to make good business decisions that grow your investment.
- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.
- **The Non-Voting Common Stock is subject to a buyback provision.** The subscription agreement that you will sign in order to buy the shares includes a buyback provision that will let the company buy the shares back from you, and which will also apply to anyone that buys the shares from you. The company can buy back the shares from you at a price of 120% of the price you paid for them, or if the company is making an offering of preferred stock at the time it exercise the buyback, at the price of those preferred shares.
- **This isn't like other bikes.** And as a result, our product may be subject to emergent regulations. For example, our product doesn't fit the definition of "low-speed electric bicycles", which are covered by the Consumer Product Safety Act because our motorbikes are too fast. Also, federal, state, and local lawmakers are still deciding how to classify, and therefore regulate, our product. This may result in registration and licensing requirements, restrictions, or bans of our product. In many states, our product would be classified in the same manner as a motorcycle or moped, have equipment and use requirements, or have confusing licensing and registration requirements. New and existing laws may impact our ability to sell our product.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Stockholder Name	Percentage
Nathan Jauvtis, CTO & Founder	69.56
Josh Rasmussen, CEO & Co-founder	11.5
Zachary Levenberg, Board Member	3
Employees	9.07
StartEngine Investors	1.5
Advisors	1.94
Unallocated Employee Pool	3.5
Total Cap	100

DESCRIPTION OF SECURITIES OF THE COMPANY

General

The company currently has two classes of shares: Common Stock and Non-Voting Common Stock.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Non-Voting Common Stock are not entitled to a vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Each share has one vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

Simple Agreement for Future Equity (SAFE)

We have issued SAFE securities with the following terms (duplicated from Section 1 of the SAFE itself):

(a)   Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the

Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d)   Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

FINANCIAL STATEMENTS

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles.

FINANCIAL CONDITION

Monday Motorbikes began operations in February 2013 as Dr Nathan Jauvtis Engineering, a California LLC. The company was merged into Jauvtis Engineering, a Delaware C Corporation in September 2016, and currently does business as Monday Motorbikes. We have not yet begun our core business and have not begun delivery of our core product. As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue

Results of Operations

For the year ended December 31, 2016, we recorded revenues of $75,126. We had $414,713 of operating expenses which consisted of $366,064 of general & administrative expenses, $20,948 in sales & marketing expenses, and $40,087 in research & development expenses. Therefore, our total net loss for the year was $414,713.

To date, we have relied on outside financing and pre-sales of our product. We have also [sold via x for y revenue]. We conducted a campaign on Indiegogo to pre-sell the product we are developing, and continue to pre-sell the product on our own website after completion of the Indiegogo campaign. No pre-sale orders have been fulfilled as of December 31, 2015, so all proceeds have been recorded as customer deposits on the balance sheet as of December 31, 2015, in the amount of $240,987. These customer deposits will be recognized to revenues upon completion of the revenue recognition process, which includes delivery of the product. In 2016, the Company commenced fulfillment of orders and recognized $75,126 of revenues related to such. The remaining pre-sales deposits of $235,273 are presented in the balance sheet as customer deposit liabilities.

Liquidity and Capital Resources

As of December 31, 2016, the Company had cash on hand of approximately $182,892. As of April 30, 2017, the company has cash on hand of $380,000 and we have a burn rate of $60,000 a month. We anticipate that with our cash on hand, we will have enough cash for the next 6 months. The increase in cash on hand was driven by the sale of Non-voting Common Stock and angel investment from high net worth individuals.

As of April 30, 2016, the company sold approximately $209,000 of Non-voting common stock under Regulation CF. We anticipate using these funds towards selling, general, and administrative expenses, as well as working capital to buy inventory and materials for producing our motorbikes.

Indebtedness

We are not subject to any outstanding loans or debts other than those identified its prior offerings of securities. We do not anticipate incurring any loans or debt in the immediate future.

Recent trends

We note that the financial statements and condition of the Company in this Annual Report describe the financial condition of the Company prior to the commencement of full scale delivery the Company's core product. To date, we have received pre-sales of 200 units with a potential revenue of $900,000 once deliveries begin.

Prior offerings of securities

Since we began its operations in 2015 and issued its common stock to its founders, the Company has engaged in the following offerings of securities:

We have made the following issuances of securities within the last three years:

- The company has raised money through a SAFE round which granted investors the right to acquire certain shares of the company's capital stock in the future. We raised $365,000 at a $15 million valuation cap and a 20% discount, $30,000 at a $16.5 million valuation cap and a 20% discount, and $50,000 at a $18.5 million valuation cap and a 20% discount. The offering of SAFEs was made in reliance on Section 4(a)(2) of the Securities Act. This offering was made between April 2016 and January 2017. We used the proceeds from these offerings for Sales and General Administration, Research and Development, and Working Capital.
- We have issued 970,000 shares of the company to employees on a 4 year vesting schedule under a restricted stock purchase agreement. This issuance took place between July 2016 and January 2017 in reliance on Section 4(a)(2) of the Securities Act and the proceeds were used in the company's initial operations.
- We raised money through an offering of our Non-voting Common Stock. We sold 97,556 shares for an amount of $195,112 in reliance of Regulation CF. The offering ended on April 29, 2017, and closed subsequently after the necessary corporate actions were taken and we plan to use the proceeds for selling, general, and administrative expenses, as well as working capital to buy inventory and materials for producing our motorbikes.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution with each share into which the note convert being worth less than before, and control dilution with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

Valuation

The company determined the share price, and therefore implied valuation, based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly

situated companies. As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

What it means to be a minority holder

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets or company transactions with related parties.

FINANCIAL CERTIFICATION

I, Josh Rasmussen, certify that the financial statements of Jauvtis Engineering, Inc. included in this Form are true and complete in all material respects.



Josh Rasmussen, CEO

_____06/13/2017_____

Date

Jauvtis Engineering, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2016 and 2015

JAUVTIS ENGINEERING, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS (UNAUDITED) AS OF DECEMBER 31, 2016 AND 2015
AND FOR THE YEARS THEN ENDED:

Jauvtis Engineering, Inc.
Balance Sheets (Unaudited)
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents	$	182,892	$	211,048
Advance to related party		9,009		-
Inventory		94,087		88,098
Total Current Assets		285,988		299,146
Non-Current Assets:				
Property and equipment, net		41,330		-
Patents		23,064		23,064
Total Non-Current Assets		64,394		23,064
TOTAL ASSETS	$	350,382	$	322,210
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)				
Liabilities:				
Current Liabilities:				
Accounts payable and accrued expenses	$	13,067	$	9,468
SAFE agreement liabilities		445,000		-
Customer deposits		235,273		240,987
Total Liabilities		693,340		250,455
Stockholders' Equity (Deficiency):				
Common Stock, $0.00001 par, 15,000,000 shares authorized, 9,527,000 shares issued and outstanding 5,010,314 shares vested, each as of December 31, 2016.		95		-
Additional paid-in capital		202,653		202,653
Subscriptions receivable		(95)		-
Accumulated deficit		(545,611)		(130,898)
Total Stockholders' Equity (Deficiency)		(342,958)		71,755
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	350,382	$	322,210

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

Jauvtis Engineering, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues:		
Product sales	$ 75,126	$ -
Consulting revenues	-	3,451
Total net revenues	75,126	3,451
Cost of goods sold	(62,740)	-
Gross profit	12,386	3,451
Operating expenses:		
General & administrative	366,064	55,823
Sales & marketing	20,948	-
Research & development	40,087	1,758
Total operating expenses	427,099	57,581
Loss from operations	(414,713)	(54,130)
Provision for income taxes	-	-
Net loss	$ (414,713)	$ (54,130)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Jauvtis Engineering, Inc.
Statements of Changes in Stockholders' (Deficiency) Equity (Unaudited)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount				
Balance at December 31, 2014	10,000	-	107,653	-	(76,768)	30,885
Capital contributions	-	-	95,000	-	-	95,000
Net loss	-	-	-	-	(54,130)	(54,130)
Balance at December 31, 2015	10,000	$ -	$ 202,653	$ -	$ (130,898)	$ 71,755
Rescinded shares in conversion	(10,000)	-	-	-	-	-
Issuance of shares in conversion	8,106,000	81	-	(81)	-	-
Issuance of restricted shares	1,421,000	14	-	(14)	-	-
Net loss	-	-	-	-	(414,713)	(414,713)
Balance at December 31, 2016	9,527,000	$ 95	$ 202,653	$ (95)	$ (545,611)	$ (342,958)

Jauvtis Engineering, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (414,713)	$ (54,130)
Adjustments to reconcile net loss to net provided by (used in) in operating activities:		
Depreciation expense	3,087	
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory	(5,989)	(88,098)
Increase/(Decrease) in accounts payable	3,599	5,787
Increase/(Decrease) in customer deposits	(5,714)	240,987
Net Cash Provided by (Used In) Operating Activities	(419,730)	104,546
Cash Flows From Investing Activities		
Purchase of equipment	(44,417)	-
Loan to related party	(9,009)	-
Patent costs	-	(2,474)
Net Cash Used In Investing Activities	(53,426)	(2,474)
Cash Flows From Financing Activities		
Issuance of SAFE agreements	445,000	-
Capital contributions, net	-	95,000
Net Cash Provided By Financing Activities	445,000	95,000
Net Change In Cash	(28,156)	197,072
Cash at Beginning of Period	211,048	13,976
Cash at End of Period	$ 182,892	$ 211,048

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Jauvtis Engineering, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Jauvtis Engineering, Inc. (the "Company") was incorporated on September 15, 2016. Dr. Nathan Jauvtis Engineering (the "Predecessor Company"), is a corporation organized February 14, 2013 under the laws of California under common ownership and control as the Company. In September 2016, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction. The Company does business as Monday Motorbikes and develops electric motorbikes for sale.

As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated significant product sales revenues or profits since inception, and has sustained net losses of $414,713 and $54,130 for the years ended December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The comparative financial statements as of December 31, 2015 and for the period from January 1, 2016 through the merger of the Company with the Predecessor Company on September 20, 2016 are accordingly adjusted as though the merger occurred at the beginning of prior periods. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consists of raw materials, sub-assemblies, and finished products, though no finished product was held as of December 31, 2015.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment was held as of December 31, 2016 or 2015. The Company's property and equipment at December 31, 2016 was as follows:

Vehicle	$	29,000
Leasehold Improvements		12,417
Machinery		3,000
Property and Equipment, cost		44,417
Less: Accumulated Depreciation		(3,087)
Property and Equipment, net	$	41,330

The costs of patents are capitalized and amortized using the straight-line method over the estimated remaining lives of the patents from the date the patents are granted. These costs are primarily legal fees and filing fees related to the patent filings. The Company performs a continuous evaluation of the carrying value and remaining amortization periods of these costs. In the event future expected benefit to be derived from any patents are less than their carrying value, the related costs would be expensed at that time.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company conducted a campaign on Indiegogo to pre-sell the product it is developing, and continued to pre-sell the product on its own website after completion of the Indiegogo campaign. No pre-sale orders have been fulfilled as of December 31, 2015, so all proceeds have been recorded as customer deposits on the balance sheet as of December 31, 2015, in the amount of $240,987. These customer deposits will be recognized to revenues upon completion of the revenue recognition process, which includes delivery of the product. In 2016, the Company commenced fulfillment of orders and recognized $75,126 of revenues related to such. The remaining pre-sales deposits of $235,273 are presented in the balance sheet as customer deposit liabilities.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $40,087 and $1,758 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has no uncertain tax positions as of December 31, 2016 or 2015.

The Predecessor Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income. Effective after the conversion date of September 20, 2016, the Company became taxable as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $301,000 as of December 31, 2016. The Company pays Federal and state taxes at a blended rate of 39.8%, and has used this effective rate to derive net tax assets of $120,000 as of December 31, 2016, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2016.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: SAFE AGREEMENTS

During 2016, the Company issued various simple agreements for future equity (SAFE Agreements) to investors for a total of $445,000. The SAFE agreements convert to the Company's equity upon a future equity financing of preferred stock at a conversion rate equal to a 20% discount to the share pricing in the triggering equity event or the price implied by a $15,000,000-$16,500,000 valuation (varies by agreement) on the Company's capitalization (as defined in the agreements), whichever results in the greater number of shares. If there is a liquidity event prior to expiration or termination of the agreements, investors are entitled to either a cash payment of the original purchase price of the SAFE Agreement or the number of shares equal to the purchase price of the SAFE agreement divided by the liquidity price. In the case of a dissolution event, the SAFE agreement holders are entitled to certain liquidity preferences to the Company's stockholders.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Predecessor Company had authorized 10,000 shares of no par common stock as of December 31, 2015. As of December 31, 2015, the Predecessor Company was owned 100% by its founder. The founder contributed $95,000 to the Predecessor Company during the year ended December 31, 2015. In September 2016, the Company completed a conversion transaction whereby the Company was merged into and survived by a newly formed Delaware corporation. The Company authorized 15,000,000 shares of $0.00001 par common stock and reserved 1,894,000 shares of such common stock for issuance under its 2016 Stock Plan.

In September 2016 and after the merger, the Company issued 8,106,000 shares of common stock to its two officers at $0.00001 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price.

Also in 2016 and after the merger, the Company issued 1,421,000 shares of common stock through restricted stock purchase agreements under the 2016 Stock Plan to various employees, contractors, and advisors, with exercise prices of $0.00001 per share. These restricted stock purchase rights are subject to vesting terms ranging from immediate to four years, contingent upon continuous service with the Company, and provide the Company the right to repurchase unvested shares at the original purchase price.

As of December 31, 2016, 5,010,314 shares of common stock under the aforementioned agreements had vested.

The Company determined the fair value of the Company's common stock at each issuance date was approximated by the issuance price and therefore did not recognize compensation costs related to the issuance of common stock during 2016.

NOTE 5: LEASE AGREEMENTS

On July 17, 2016, the Company entered into a 36-month non-cancelable operating lease agreement for space. The lease commenced on August 1, 2016 and expires on August 1, 2017. The lease calls for monthly rent payments of $2,800.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

During 2017, the Company commenced an offering of its common stock under Regulation Crowdfunding. The Company received gross proceeds of $209,012 related to this offering from the pending issuance of 104,506 shares at $2.00 per share.

See accompanying Independent Accountant's Review Report

The Company has evaluated subsequent events through May 10, 2017, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.